As filed with the Securities and Exchange Commission on May 2, 2005

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ALCAN INC.
(Exact name of registrant as specified in its charter)

CANADA
(State or other jurisdiction of incorporation or organization)

NOT APPLICABLE
(I.R.S. Employer Identification No.)

1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Address of principal executive offices, including zip code)

Alcan Executive Share Option Plan
(Full title of the plan)

Roy Millington, Secretary
Alcan Inc.
1188 Sherbrooke Street West
Montreal, Quebec, Canada H3A 3G2
514-848-8000
(Name, address and telephone number, including area code, of agent for service)

Copies to:

Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
212-558-4000

CALCULATION OF REGISTRATION FEE

Title of Securities to be registered (1)	Amount to be registered(2)(3)	Proposed Maximum offering price per share (4)	Proposed Maximum Aggregate Offering Price (4)	Amount of registration fee
Common Shares	12,000,000	$ 32.18	$ 386,160,000	$ 45,451.03

(1) One common share purchase right will also be issued with respect to each common share pursuant to the terms of the Shareholder Rights Plan included in the Shareholder Rights Agreement made as of December 14, 1989 between the Company and CIBC Mellon Trust Company, as amended.

(2) Additional common shares available for issuance under the Alcan Executive Share Option Plan. This Form S-8 supplements the Form S-8 filed with the Securities and Exchange Commission registering 15,209,748 shares under the Alcan Executive Share Option Plan on December 24, 1996 (File No. 333-06210).

(3) Pursuant to Rule 416 under the Securities Act, this Registration Statement also covers such additional common shares as may become issuable pursuant to the anti-dilution provisions of the plan.

(4) Estimated in accordance with Rule 457(c) solely for the purpose of calculating the registration fee. The proposed maximum offering price is based upon the average of the high and low prices of the common shares on the New York Stock Exchange on April 28, 2005.

Registration of Additional Securities

This Registration Statement is being filed by Alcan Inc. (the "Company") pursuant to General Instruction E to the Form S-8 Registration Statement under the Securities Act of 1933, as amended, to register an additional 12,000,000 of the Company's Common Shares, without nominal or par value, which will be made available for delivery pursuant to the Alcan Executive Share Option Plan (the "Plan"). A total of 15,209,748 Common Shares available for delivery under the Plan were previously registered pursuant to the Company's Registration Statement on Form S-8 filed with the Securities Exchange Commission on December 24, 1996 (File No. 333-06210), and the information contained therein is hereby incorporated by reference herein.

Item 3. Incorporation of Certain Documents by Reference

The following documents of the Company, previously filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference:

1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

2. Current Reports on Form 8-K, dated (i) January 7, 2005; (ii) April 19, 2005, (iii) April 29, 2005; and another (iv) April 29, 2005.

other than the portions of such documents, which by statute, by designation in such document or otherwise, are not deemed to be filed with the Commission or are not required to be incorporated herein by reference. Information furnished under Item 2.02 or Item 7.01 of the Company's Current Reports on Form 8-K is not incorporated by reference in this Registration Statement.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents other than the portions of such documents, which by statute, by designation in such document or otherwise, are not deemed to be filed with the Commission or are not required to be incorporated herein by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this Registration Statement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

The Common Shares are subject to the rights of the holders of the preferred securities, and of any other preferred securities issued in the future. The holders of Common Shares are entitled to one vote per share at all meetings of shareholders of the Company, to participate ratably in any dividends which may be declared on Common Shares by the Board of Directors of the Company and, in the event of liquidation, dissolution or winding-up or other distribution of assets or property of the Company, to a pro rata share of the assets of the Company after payment of all liabilities and obligations. The Common Shares have no pre-emptive, redemption or conversion rights.

The provisions of the Canada Business Corporations Act require that the amendment of certain rights of holders of any class of shares, including the Common Shares, must be approved by not less than two-thirds of the votes cast by the holders of such shares. A quorum for any meeting of the holders of Common Shares is 40% of the Common Shares then outstanding. Therefore, it is possible for the rights of the holders of Common Shares to be changed other than by the affirmative vote of the holders of the majority of the outstanding Common Shares. In circumstances where certain rights of holders of Common Shares may be amended, however, holders of Common Shares will have the right, under the Canada Business Corporations Act, to dissent from such amendment and require the Company to pay them the then fair value of their Common Shares. Shareholders of the Company are also entitled to rights and privileges under the Shareholder Rights Plan, pursuant to a Shareholders Rights Agreement, dated as of December 14, 1989, as amended, between the Company and CIBC Mellon Trust Company, as rights agent.

Item 8. Exhibits

Exhibit No.	Description
5.1	Opinion of Roy Millington as to the legality of securities.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Roy Millington (included in Exhibit 5.1).
24.1	Powers of Attorney.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Canada on this 2nd day of May, 2005.

ALCAN INC.

By: _____
        Name: Travis Engen
        Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
_____ Travis Engen	Director, President and Chief Executive Officer (Principal Executive Officer)	May 2, 2005
_____ Roland Berger	Director	May 2, 2005
_____ * L. Denis Desautels	Director	May 2, 2005
_____ * L. Yves Fortier	Chairman of the Board	May 2, 2005
_____ * Jean-Paul Jacamon	Director	May 2, 2005
_____ * W.R. Loomis, Jr.	Director	May 2, 2005
_____ * Yves Mansion	Director	May 2, 2005
_____ * Christine Morin-Postel	Director	May 2, 2005
_____ * H. Onno Ruding	Director	May 2, 2005
_____ * Guy Saint-Pierre	Director	May 2, 2005

Signature	Title	Date
* ———————————— Gerhard Schulmeyer	Director	May 2, 2005
* ———————————— Paul M. Tellier	Director	May 2, 2005
* ———————————— Milton K. Wong	Director	May 2, 2005
———————————— Geoffery E. Merszei	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	May 2, 2005
———————————— Thomas J. Harrington	Vice President and Controller (Principal Accounting Officer)	May 2, 2005
———————————— Donald P. Seberger	Authorized Representative in the United States of America	May 2, 2005

*By
————————————————
Roy Millington
As Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Roy Millington as to the legality of securities.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Roy Millington (included in Exhibit 5.1).
24.1	Powers of Attorney.